                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ______________

                                AMENDMENT NO. 6
                                       TO
                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 20)

                               AST RESEARCH, INC.
                           (Name of Subject Company)

                         SAMSUNG ELECTRONICS CO., LTD.
                                    (Bidder)

                    Common Stock, par value $0.01 per share
                       (including the Associated Rights)
                         (Title of Class of Securities)

                                   001907104
                     (CUSIP Number of Class of Securities)

                              Jae Chang Lee, Esq.
                         Samsung Electronics Co., Ltd.
                             Samsung Main Building
                        250, 2-Ka, Taepyung-Ro, Chung-Ku
                              Seoul, Korea 100-742
                               011-82-2-727-7100
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                   COPIES TO:

         Thomas D. Magill, Esq.                    Henry Lesser, Esq.
       Gibson, Dunn & Crutcher LLP                 Irell & Manella LLP
      Jamboree Center, 4 Park Plaza          333 South Hope Street, Suite 3300
        Irvine, California  92614             Los Angeles, California  90071
            (714) 451-3800                            (213) 620-1555

     This Amendment No. 6 to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated April 21, 1997 and Amendment No. 20 to the Schedule 13D dated March 6, 1995, as amended, of Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser"), amends and supplements the tender offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of AST Research, Inc., a Delaware corporation (the "Company") and the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Company's Amended and Restated Rights Agreement, dated January 28, 1994, between the Company and American Stock Transfer and Trust Company, as Successor Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of March 1, 1995, and the Second Amendment to Rights Agreement, dated as of April 15, 1997, not owned by Samsung or its affiliates at $5.40 per Share, net to the Seller in cash, as set forth in the Offer to Purchase dated April 21, 1997 (the "Offer to Purchase") and the related Letter of Transmittal.

     Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION

     Item 10(b) is hereby amended and supplemented by addition of the following information thereto:

     On July 22, 1997, Purchaser issued a press release announcing that the Offer has been extended in order to allow additional time for the receipt of the required approvals by the government of the Republic of Korea. All other government approvals have been obtained. The Offer and withdrawal rights will now expire at 5:00 p.m., New York City time, on Friday, August 8, 1997, unless further extended.

     A copy of the press release issued by Purchaser is filed as Exhibit (a)(13) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is hereby amended and supplemented by addition of the following exhibit thereto:

     (a)(13) Press release dated July 22, 1997, issued by Purchaser.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SAMSUNG ELECTRONICS CO., LTD.

                                          By:    /s/ Jae Chang Lee
                                                 -----------------
                                          Name:  Jae Chang Lee
                                          Title: Director/General Legal Counsel
Dated:  July 22, 1997

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.    Description of Exhibit
-----------    ----------------------

(a)(13)        Press release dated July 22, 1997, issued by Purchaser.